BRIAN J. BOHUNICKY

(813) 286-7900

bbohunicky@oragenics.com

November 14, 2011

Via Edgar

Jeffrey Riedler, Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street

Washington, DC 20549

Re:	Oragenics, Inc.

Form 10-K for Fiscal year ended December 31, 2010

File No. 001-32188

Dear Mr. Riedler:

Set forth below are responses to the Staff of the Division of Corporation Finance’s comment letter dated November 4, 2011, with respect to Oragenics’ Form 10-K (001-32188). For your convenience, the Staff’s comments are set forth in bold and followed by the Company’s response.

Comments

1.	We note your application of NASDAQ Capital Markets listing standards in determining director independence. Please provide us with the analysis underlying your determination that Christine Koski and Robert Koski are independent within the context of Marketplace Rule 5605(a)(2). Your analysis should explain and specifically address your consideration of each of their relationship with the Koski Family Limited Partnership, your controlling shareholder and holder of more than $7 million of promissory notes pursuant to the Credit Facility upon which, as you disclose on page 22, you depend for continuing liquidity and operations. It is unclear to us how such relationships would not preclude a determination that Christine Koski and Robert Koski are independent. Alternatively, please revise your disclosure to exclude Christine Koski and Robert Koski from the list of independent directors.

Jeffrey Riedler

Securities and Exchange Commission

November 14, 2011

Response:	The Company believes that the terms of the promissory note are standard and that payments under the promissory would not constitute compensation by the Company under Marketplace Rule 5605(a)(2)(B) nor payment by the Company for property or services under Marketplace Rule 5605(a)(2)(D). The Company further notes that the Marketplace Rules do not consider share ownership to be an objective factor that would exclude a director from being independent. As such, the Company believes that the foregoing NASDAQ rules would not preclude the Board from finding that Christine Koski and Robert Koski are independent. With respect to Marketplace Rule 5605 (a)(2) which defines Independent Director as “…an individual having a relationship which, in the opinion of the Company’s board of directors would not interfere with the exercise of independent judgment in carrying out the responsibility of a director”, the Board understands that it also has a responsibility to make an affirmative determination that no relationship exists that would impair the independence of Christine Koski and Robert Koski. In this regard we note that the Board of Directors did also make such a determination that Christine Koski and Robert Koski were independent and they were able to exercise their independent judgment notwithstanding the Company’s relationship with the Koski Family Limited Partnership (“KFLP”) and the Company’s disclosed dependence upon its unsecured revolving credit agreement (the “Credit Facility”) with the KFLP.

The Company notes, as disclosed in its filings, that related party transactions are subject to approval by the audit committee or disinterested directors as applicable. Transactions between the Company and the KFLP were so approved, including the Credit Facility. In addition, the Credit Facility is subject to automatic conversion into securities of the Company that may be issued in a future financing. Christine Koski and Robert Koski currently constitute two of six current members of the Board (following the recent resignation of Dr. Hillman as a management director which prior thereto was two of seven) and taken together they do not constitute a majority of the current board membership. Finally, while Christine Koski and Robert Koski serve on the compensation committee, they are not members of the audit committee since they would be an “affiliated person” under Section 301(B)(ii) of Sarbanes-Oxley and thus would be ineligible to serve on the audit committee under such section. As a result of the foregoing, the Company believes that its disclosures have been appropriate. The Company notes that consistent with its required ongoing disclosure obligations, to the extent that future events and circumstances warrant a change in the Board’s determination it would reflect the change in its future filings.

Jeffrey Riedler

Securities and Exchange Commission

November 14, 2011

Comments

2.	Please file a copy of your employment agreement with Dr. Martin Handfield as required by Item 601(b)(10)(iii)(A) of Regulation S-K.

Response:	The Company will file Dr. Handfield’s employment agreement with its third quarter Form 10-Q.

*    *    *    *    *

As requested, the Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

That staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or clarifications of the matters raised in this letter please contact me at (813) 286-7900.

Sincerely,

/s/ Brian J. Bohunicky
Brian J. Bohunicky, Chief Financial Officer